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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)

                    Under the Securities Exchange Act of 1934

                          Baldwin Piano & Organ Company
                               ------------------
                                (Name of issuer)


                                  Common Stock
                           ---------------------------
                         (Title of class of securities)


                                    058246109
                           ---------------------------
                                 (CUSIP number)

Kenneth W. Pavia, Sr.                              Charles Powers
Bolero Investment Group, L.P.                      Florence Partners Inc.
1101 E. Balboa Boulevard                    2419 Sumter St. Ext.
Newport Beach, CA  92661-1313                      Florence, SC 29502
(714) 675-3850                                     (803) 660-1941

                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                  June 12, 1997
                 ----------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


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               This Amendment No. 10 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 4.        Purpose of Transaction.

               Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

               Following the Annual Meeting of Stockholders of the Company on June 12, 1997, Bolero issued a letter to the Company's shareholders, which letter is filed as Exhibit 2 and is incorporated by reference herein.


Item 7.        Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement (incorporated by reference to Amendment No. 6 to Schedule 13D).

Exhibit 2      Letter dated June 12, 1997.



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                                    SIGNATURE

               After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 1997

                                    Bolero Investment Group, L.P.


                                    By: /s/ Kenneth W. Pavia, Sr.
                                       ------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   General Partner



                                       /s/ Kenneth W. Pavia, Sr.
                                       ------------------------------
                                       Kenneth W. Pavia, Sr.



                                    FHI, Inc.


                                    By: /s/ Kenneth W. Pavia, Sr.
                                        ------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   President



                                    Florence Partners Inc.


                                    By: /s/ Charles Powers
                                        ------------------------------
                                    Name:  Charles Powers
                                    Its:   President



                                        /s/ Charles Powers
                                        ------------------------------
                                            Charles Powers


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                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement (incorporated by reference to Amendment No. 6 to Schedule 13D).

Exhibit 2      Letter dated June 12, 1997.


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                                                                       Exhibit 2
                          BOLERO INVESTMENT GROUP, L.P.

INGRAHAM BUILDING                                         1101 EAST BALBOA BLVD.
25 S.E. 2ND AVE., STE.720                           NEWPORT BEACH, CA 92661-1313
MIAMI, FL 33131                                                   (714) 675-3850
(305) 371-5200                                              (714) 673-0434 (FAX)
(305) 371-5226 (FAX)




June 12, 1997



FELLOW SHAREHOLDERS:

In the hope that we are about to embark on a new era of success, I felt it would be beneficial to explore Baldwin Piano & Organ Co.'s immediate past and anticipate its future direction. I began acquiring stock in Baldwin in 1994. Then, as now, the company was underperforming and its stock price was significantly below book value. However, I believed that assets such as its brand names, a one hundred year old finance company, and its quality products made Baldwin an attractive investment opportunity with significant potential for increased shareholder value.

Subsequently, the company retained the services of Ms. Karen Hendricks. While her previous experience was unrelated to the manufacturing of pianos, we agreed that her retention was a significant, positive move by the company. As we continued to increase our position in the company, Baldwin unfortunately continued to suffer through stagnant sales, earnings and undervalued stock price. In July of 1996, the Bolero partnership announced its 13D position and attempted to engage management in an open and frank discussion of all the issues surrounding the company. In addition, as we were presumably laboring under the same goal as management, that of improved company performance, we offered the aid and assistance of the partnership in achieving that goal. Management declined to meet with the partnership or to discuss our offer of assistance.

Bolero's reaction to the aforementioned was immediate. As a substantial shareholder of the company, it was our responsibility to remind management that the true owners of the company are its shareholders. Proper notions of corporate governance and managerial receptiveness to shareholders was completely lacking within the corporate culture of Baldwin. The issue seemed simple: Who are the owners of the company and what responsibility, if any, does the Board and management have to its shareholders? Faced with no opportunity to explore alternatives to the manner in which the company had been managed over the last three years, the partnership proceeded to accomplish the following:

1) Propose that management retain an investment banker to explore all alternatives to enhance the company's value, including a possible sale, merger or business combination;


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2)      Forward a variety of issues and ideas identified by Bolero which, if implemented, could have had the net effect of producing the desired goals of improved company performance; and

3) Propose a slate of directors whose credentials exhibited a wealth of experience and knowledge particularly suited to overseeing the turnaround of the company.

We believed it was in the best interests of all shareholders to have a Board that would exhibit the appropriate amount of shareholder sensitivity necessary to address the challenges facing the company.

Throughout this period of Bolero activism, the company continued to refuse to meet with the partnership or to discuss the problems facing the company. Meanwhile, the company's report for the quarter ended September 30, 1996, demonstrated flat sales and earnings. The primary reason for the dismal report was the accumulation of a significant amount of inventory, coincidently one of the issues raised by the partnership. Thereafter, the company announced the reduction of its workforce in two press releases. Again, these announcements addressed the observation encompassed in our previous letters to management, that while sales and earnings continued to decline, administrative expense had remained constant.

In March of 1997 the company announced, along with disappointing results for 1996, the retention of Lehman Brothers. It was our hope that this engagement would not only follow the letter of our proposal, but also its spirit. Subsequently, the company announced the sale of its church organ division. While not a significant event in the scope of overall company performance, it nevertheless began to address the concerns of Bolero regarding the viability of various nonstrategic divisions of the company.

As we approached the annual meeting, the partnership was subjected to a change in the bylaws as well as other procedural hurdles as we attempted to present our slate of director nominees to the shareholders. The partnership complied with the requirements in the hopes of providing a reasonable alternative to management's position. In April of 1997, the company announced disappointing results for the quarter ended March 31, 1997. As the shareholder vote demonstrated, the majority of shareholders have decided to grant the board and management a reprieve. This decision was arrived at despite the lack of progress over the last three years; despite the uncanny similarity between the issues raised by Bolero and management's strategic plan; despite the company's apparent lack of shareholder sensitivity; and despite an apparent management style that seems to have been dictated by a reactive approach to the issues being raised by Bolero.

Currently we find the company at a crossroad in its history. Management has described a strategic plan in place and the possibility of increased sales, earnings and stock price in the near future. Despite this strategic plan having components that are strikingly similar to the partnership's suggestions, including the recent announcements of the restructuring of the company's finance arrangement with its dealers, management has been granted one last opportunity to fulfill the wishes of its shareholders. At issue is the future of the company as well as that of its Board and management. Faced with the pressure to produce after all the promises, denials and positions taken by the company, management has staked its reputation and careers on its ability to generate the results promised. The shareholders, including


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Bolero, will be ever vigilant of the progress made as well as the promises broken. It is our hope that Baldwin finally achieves the success it has long sought.

Much like a dissenting opinion in an appellate decision, Bolero has presented a reasoned, prudent argument that has been rejected by the majority. In the event that the majority determines that there is a need to alter the status quo, the ideas, suggestions, comments and advice offered by the partnership could provide the foundation for such a change. Currently, the shareholders have spoken and remanded a decision to management which calls for immediate results. Should Baldwin proceed on a course which is inconsistent in both letter and spirit to the aforementioned, the course of conduct should be clear to Baldwin's shareholders.

The ultimate goal for management and its shareholders is improving company performance. The Bolero partnership intends to continue to offer a reasoned, logical perspective in the event management does not comply with its mandate. At present, we will anxiously await the results of management's plan and look forward to the culmination of our efforts.

Sincerely,

/s/ Kenneth W. Pavia

Kenneth W. Pavia, G.P.


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